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                             June 26, 2020

       Kelly Roman
       Chief Executive Officer
       Fisher Wallace Laboratories, Inc.
       325 Rutledge Street
       Brooklyn, NY. 11211

                                                        Re: Fisher Wallace
Laboratories, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 29, 2020
                                                            File No. 024-11229

       Dear Mr. Roman:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary, page 2

   1. With reference to the final risk factor disclosure on page 3, please revise the Summary on page 2 to discuss and
clarify the FDA status for each of the three indications that you reference and also
identify the steps that you will need to take in order to continue marketing your product
in the United States.
       Plan of Distribution, page 13

   2. We note that you reference the StartEngine website as the location to purchase shares in connection with this
Regulation A offering. However, the site appears to only
                                                        include information for
your crowdfunding capital raise. Please provide us with a direct link to the page that
will be used in connection with this offering, or advise.
 Kelly Roman
FirstName  LastNameKelly  Roman
Fisher Wallace Laboratories, Inc.
Comapany
June       NameFisher Wallace Laboratories, Inc.
     26, 2020
June 26,
Page 2 2020 Page 2
FirstName LastName
Use of Proceeds, page 16

3. Please update your disclosure to provide more details on the items for which you will use the proceeds of this offering. For example, discuss in more details the research and development efforts you reference.
4. We note that your auditors have issued a going concern opinion regarding your operations. Please expand and update your disclosures to discuss how long you anticipate your current resources will allow you to operate. In this regard, we note that your current liquidity discussion speaks as of March 31, 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Debt, page 21

5. Please disclose the current interest rates applicable to your credit card balances.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences